May 5, 2010
VIA EDGAR AND OVERNIGHT COURIER

Mail Stop 4561 Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Attention:	Mark P. Shuman David L. Orlic

Re:	Qlik Technologies Inc. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-165844 Date Filed: April 1, 2010
Dear Messrs. Shuman and Orlic:
     Qlik Technologies Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (“Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 1, and (ii) three hard copies of Amendment No. 1 which are marked to show changes to the Registration Statement filed on April 1, 2010.
     On behalf of the Company, this letter corresponds to the comments set forth in the letter to the Company dated April 28, 2010, from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the April 28, 2010 letter in italicized print. The Company’s responses are provided below each comment.
General
1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.
GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP
850 WINTER STREET, WALTHAM, MA 02451 / PHONE: 781.890.8800 / FAX: 781.622.1622
SILICON VALLEY / BOSTON / NEW YORK / SAN DIEGO

May 5, 2010
RESPONSE TO COMMENT 1:
     The Company acknowledges the Staff’s comments regarding the price range and understands that the inclusion of the price range may affect the Staff’s review of the prospectus.
2. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms for additional guidance.
RESPONSE TO COMMENT 2:
     The Company acknowledges the Staff’s comment and has included the artwork for the inside cover page of the prospectus in Amendment No. 1.
3. You have omitted some of the exhibits. We will review those exhibits as you submit them, but you should provide us with a reasonable amount of time for review.
RESPONSE TO COMMENT 3:
     The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed one additional exhibit (Exhibit Number 10.38) with this Amendment No. 1. The Company confirms that it will file all omitted exhibits with its subsequent pre-effective amendments and provide the Staff with a reasonable amount of time for review.
4. With respect to every third-party statement in your prospectus, such as the market data attributed to Gartner (pages 1, 2, and 26) and IDC (page 1, 3, 26, 56, and 58), please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether all or any of the reports were prepared for you.
RESPONSE TO COMMENT 4:
     The Company acknowledges the Staff’s comments, and it has attached to this correspondence a table that indicates the pages of the applicable reports that include the data included in the prospectus as Annex A. The Company has supplementally provided copies of each report to the Staff with the couriered delivery of this letter. Each report has been marked to show the relevant sections that support the data included in the prospectus and to indicate the page number of the prospectus where the data has been used. The Company advises the Staff that the sources of the cited data have all consented to the use of their names and data in the registration statement. None of the reports were commissioned by the Company or prepared specifically for its use except for “White Paper: The TCO of BI: The QlikView Customer Experience” dated October 2009 and “White Paper: Time to Value and ROI from BI: QlikView Customer Experience” dated October 2009.

May 5, 2010
Risk Factors
“We have previously identified material weaknesses. . .,” page 21
5. We note that during 2010 you implemented procedures and controls to address the material weakness identified in fiscal 2009. Please revise your disclosures to clarify what remains to be completed in your remediation plan, if anything. Also, if the material weakness has not been fully remediated, please revise to disclose how long you estimate it will take to complete your plan and disclose any material costs associated with that you have, or expect to be, incurred.
RESPONSE TO COMMENT 5:
     The Company acknowledges the Staff’s comments and has revised its disclosure in the section entitled “Risk Factors” to clarify details regarding the remediation plan under the risk factor entitled “We have previously identified material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, this could have a material adverse effect on our business and common stock price”. The Company supplementally advises the Staff that the costs associated with the planned remediation of this material weakness are immaterial.
Capitalization, page 29
6. Your disclosures in footnote (1) on page 30 indicate that the adjusted pro forma disclosures exclude all outstanding warrants. However, your pro forma and adjusted pro forma disclosures on page 7 appear to include the conversion of preferred stock warrants (474,282 shares). Please ensure adjusted pro forma disclosures in your capitalization table and related footnotes reflect the inclusion of the conversion of your preferred stock warrants into common stock given the contingency that they will convert upon completion of your IPO. Furthermore, ensure your disclosures on page 6 regarding conversion of warrants are consistent with your pro forma and adjusted pro forma disclosures.
RESPONSE TO COMMENT 6:
     The Company acknowledges the Staff’s comments. The Company respectfully clarifies that upon the completion of this offering the outstanding Series A preferred stock warrants will be converted into warrants to purchase shares of the Company’s common stock. The outstanding Series A preferred stock warrants will not automatically convert into shares of the Company’s common stock upon the completion of this offering. On both a pro-forma and pro-forma as adjusted basis, the liability related to these Series A preferred stock warrants has been reclassified to additional paid-in capital as these warrants will no longer be exercisable for preferred shares that are considered contingently redeemable subsequent to the completion of the offering. Therefore, the warrants will no longer be required to be accounted for as a liability. However, the warrants will remain outstanding, unless exercised by the holder prior to the completion of the offering. The Company has ensured that its disclosures on page 7 and throughout the prospectus regarding conversion of the Series A preferred stock warrants into warrants to purchase shares of common stock are consistent.

May 5, 2010
7. Additionally, to be consistent with the disclosures on page 7, you should also revise your adjusted pro forma disclosures to give effect to the use of $6.9 million in proceeds to repay principal, accrued interest, and prepayment fees for your outstanding debt facility from Stiftelson Industrifonden.
RESPONSE TO COMMENT 7:
     The Company acknowledges the Staff’s comments and has revised its disclosure in the section entitled “Capitalization”. The Company also respectfully advises the Staff that it intends to update the amount outstanding on the debt facility with Stiftelsen Industrifonden in a subsequent pre-effective amendment.
Selected Consolidated Financial Data, page 33
8. Revise to disclose pro forma earnings per share as adjusted giving effect to the number of shares issued in this offering whose proceeds will be used to extinguish your Stiftelson Industrifonden note payable. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.
RESPONSE TO COMMENT 8:
     The Company acknowledges the Staff’s comments and has revised its disclosures to provide pro forma earnings per share as adjusted to give effect to the number of shares issued in this offering whose proceeds will be used to extinguish the Stiftelsen Industrifonden note payable. The Company also respectfully advises the Staff that it intends to update the amount outstanding on the debt facility with Stiftelsen Industrifonden to March 31, 2010 in a subsequent pre-effective amendment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 35
9. Your Overview appears to be more in the nature of a repetition of your business description than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company’s financial condition and operating results. Consider expanding your Overview to address, for instance, economic or industry-wide factors relevant to the company; and the material operational risks and challenges facing you and how management is dealing with these issue. Refer to Section III.A of SEC Release No. 33-8350.
RESPONSE TO COMMENT 9:
     The Company acknowledges the Staff’s comments and has revised its Overview in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

May 5, 2010
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 39
10. When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.
RESPONSE TO COMMENT 10:
     The Company respectfully advises the Staff that it has not yet determined the proposed IPO price nor have the underwriters provided an estimated price range and amount for its stock in the IPO. On September 2, 2009, the Company held a meeting with a number of investment banks which focused on the banking and research capabilities of each of the institutions invited. Following these discussions, the Company considered the possibility of an IPO in the near-term. On October 20, 2009, the Company’s board of directors and management decided upon the composition of the underwriting syndicate. The Company began more formalized work on the Registration Statement beginning in mid-January of 2010. Additional discussions with the underwriting syndicate concerning potential valuations occurred on March 27, 2010. The Company is currently working with the underwriters to determine the IPO price and the estimated price range for the Company’s common stock, and this will be disclosed in a subsequent pre-effective amendment.
11. Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.
RESPONSE TO COMMENT 11:
     The Company acknowledges the Staff’s comments. At this time, the Company is not able to make a conclusive determination regarding the significant factors contributing to the difference between the estimated IPO price and the fair value determined as of the date of the last option grant because the price of the offering or a bona fide public offering price range is not yet known. The Company is currently working with the underwriters to determine an IPO price. The Company respectfully advises the Staff that it will provide this information, along with descriptions of significant intervening events within the Company and changes in its assumptions, weighting and selection of valuation methodology (if any), prior to the time that the Company prints and distributes the preliminary prospectus.
12. Tell us the names and prices of publicly traded securities of comparable companies used in your valuation analysis for fiscal 2009 and subsequent equity issuances, if any. In your response, please explain how they quantitatively impacted your fair value analysis of underlying common stock for your stock options.

May 5, 2010
RESPONSE TO COMMENT 12:
     In response to the Staff’s comment, the Company respectfully provides the names of the comparable companies used in its valuation analysis for fiscal 2009, as well as the closing stock price for each company as of each option grant date of the Company in fiscal 2009 and for the three month period ended March 31, 2010:

	Closing Stock Prices
Comparable companies	3/30/2009	4/1/2009	6/30/2009	11/27/2009	3/9/2010
Actuate Corp.	$2.90	$3.12	$4.80	$4.09	$5.55
MicroStrategy Inc.	$33.42	$36.13	$50.22	$88.10	$85.39
Netezza Corporation	$6.55	$6.90	$8.32	$10.08	$11.63
PROS Holdings, Inc.	$4.20	$4.83	$8.12	$7.49	$8.68
Tibco Software Inc.	$5.56	$6.05	$7.17	$8.64	$10.27
Deltek, Inc	$4.25	$4.49	$4.34	$7.29	$8.83
Informatica Corporation	$14.14	$13.37	$17.19	$22.25	$26.77
     The above companies were selected as the Company’s comparables based on size, industry, business model and description, profitability and expected growth. These comparable companies were then analyzed to establish the revenue multiples which were then applied to the Company’s forecasted revenues in order to calculate an estimated enterprise value of the Company under the market approach. The revenue multiple was utilized as the valuation metric due to the Company’s historical incurred losses and because revenue is a key metric in emerging, high growth software companies. These estimated enterprise values were determined through an analysis of the revenue multiples of these comparable companies, along with other estimates of enterprise values determined through other methodologies as detailed within the Company’s filing, including income-based approaches. These estimated enterprise values were then utilized either within the Probability Weighted Expected Return Method (PWERM) for the Company’s September 30, 2009 valuation and all Company valuations thereafter, or within an option pricing model for the Company’s valuations prior to September 30, 2009, in order to allocate the estimated enterprise value of the Company to the shares of common stock outstanding as of the valuation date.
     In addition to utilizing the comparable companies under the market approach described above, revenue multiples of the comparable companies were also utilized to establish the estimated terminal value of the Company within the discounted cash flow models utilized in the Company’s income approach to estimating fair value.
     Additionally, revenue multiples of a separate group of comparable companies were used in determining the enterprise value of the Company using a merger and acquisition transaction multiple. Twelve different transactions were identified in which the target company competed in an industry or supplied a service that was similar to the Company, eleven of which had enough information to calculate exit multiples.
     Accordingly, the Company believes that the comparable companies utilized have a significant quantitative impact on the estimated fair value of the Company’s common stock at each valuation date, as the performance of the comparable companies is utilized

May 5, 2010
to establish the revenue multiple for the Company as described above. However, these comparable companies are one of a number of assumptions that were utilized to estimate the fair value of the Company’s common stock at each valuation date, and therefore specific quantitative analysis of the impact of the comparable companies is not practicable.
13. Please provide us with the following information in chronological order for stock option grants and other equity related transactions for fiscal 2009:
•	the nature and type of stock option or other equity related transaction;

•	the date of grant/issuance;

•	description/name of option or equity holder;

•	the reason for the grant or equity related issuance;

•	the number of options or equity instruments granted or issued;

•	the exercise price or conversion price;

•	the fair value of underlying shares of common stock, and;

•	adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.
Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
RESPONSE TO COMMENT 13:
     The Company acknowledges the Staff’s comments, and it has attached information in chronological order regarding the stock option grants and other equity related transactions through May 1, 2010 as Annex B to this correspondence. The Company respectfully advises the Staff that it grants options to purchase shares of its common stock to all employees upon joining the Company or at the termination of a preliminary review period. The size of the initial grant is a function of the individual’s position within the Company and the individual’s experience. In some cases, employees are provided with additional grants in recognition of an expansion of their duties, promotion, tenure or exceptional performance.
     In addition to the option grants provided on Annex B, the Company also issued as described on Annex B 120,000 shares of common stock to three individuals in connection with its acquisition of Syllogic Corporation on January 22, 2010. The fair value of this common stock was $5.18 per share.
     In addition to the information provided on Annex B, the Company utilized the methodology described within its critical accounting policies to value its common stock at the applicable date. Included within the valuations of its common stock at such dates were adjustments in determining fair value for lack of marketability. Such discounts were approximately 36% for the first half of fiscal 2009, approximately 25% during the second half of fiscal 2009 and approximately 20% during the three month period ended

May 5, 2010
March 31, 2010. No other discounts were considered by the Company in the determination of its common stock fair value.
     The Company advises that it will continue to provide updates to this information through the effective date of the registration statement in subsequent correspondences with the Staff.
14. We note the increase in the fair value of your common stock during the latter half of fiscal 2009 was attributed in part to improved expectations for financial performance in fiscal 2009 and 2010. Please provide us with your quarterly operating results for fiscal 2009 and the first quarter of fiscal 2010, if available at the time of your response.
RESPONSE TO COMMENT 14:
     The Company acknowledges the Staff’s comments and respectfully advises that it intends to include its quarterly operating results for fiscal 2009 and the first quarter of fiscal 2010 in a subsequent pre-effective amendment.
Results of Operations, page 44
15. Your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on page 45 addressing the increase in revenue, in which you identify only a single material source of the change. Please note that, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 34-26831.
RESPONSE TO COMMENT 15:
     The Company acknowledges the Staff’s comments and has revised its disclosure in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operation”. In particular, the disclosure on page 48 has been revised to indicate that the increases in revenue in 2009 as compared to 2008 were due to increases in each of license, maintenance and professional service revenue and to provide additional detail concerning license revenue growth during the period. The Company believes that the revised disclosure identifies and quantifies the increases in revenue to the extent practicable.
16. When discussing material increases in revenue, please provide a narrative discussion of the extent to which such increases are attributable to increases in prices or volume. See Item 303(a)(3)(iii) of Regulation S-K.
RESPONSE TO COMMENT 16:
     The Company acknowledges the Staff’s comments and has revised its disclosure in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operation”.

May 5, 2010
Business
Case Studies, page 66
17. Please confirm that the entities named in this section have agreed to the use of their information in your registration statement
RESPONSE TO COMMENT 17:
     The Company advises the Staff that the entities named in the section entitled “Case Studies” have all consented to the use of their names and information in the prospectus.
Management
Executive Officers and Directors, page 70
18. Please ensure that you have included complete disclosure of the business experience of each direct and executive officer during the past five years. For instance, it is not clear that you have provided complete disclosure for Mr. Gavin and Mr. Ott.
RESPONSE TO COMMENT 18:
     The Company acknowledges the Staff’s comments and has revised its disclosure of Mr. Gavin’s and Mr. Ott’s biographical information in the section entitled “Executive Officers and Directors”. The Company respectfully advises the Staff that with respect to Mr. Sorenson’s biographical information, Mr. Sorenson was transitioning between employment opportunities from March 2005 to November 2005, from November 2006 to January 2007 and from April 2008 to August 2008. In addition, the Company respectfully advises the Staff that the reference to an Israeli tax authority proceeding included in Mr. Margalit’s biography contained in the original filing of the Registration Statement has been deleted due to the settlement of such proceeding by Mr. Margalit.
Factors for Nomination of Candidates for Director, page 75
19. Please discuss the specific qualifications, attributes and skills that led to the conclusion that each person should serve as a director. Checklist disclosure of the kind you have provided does not appear responsive to the requirements of Item 401(e) of Regulation S-K.
RESPONSE TO COMMENT 19:
     The Company acknowledges the Staff’s comments and has included disclosure in a new section entitled “Director Qualifications” in an effort to comply with the requirements of Item 401(e) of Regulation S-K which includes information regarding specific qualifications, attributes and skills that lead the Company to conclude that its directors were qualified to serve as directors.

May 5, 2010
20. We note that certain of your directors were designated by holders of your capital stock. Please discuss this fact in this section, or advise why this is not relevant to this disclosure.
RESPONSE TO COMMENT 20:
     The Company acknowledges the Staff’s comments and has included disclosure in the section entitled “Director Qualifications” regarding the Company’s voting agreement.
Compensation Discussion and Analysis Base Salaries, page 79
21. The compensation committee appears to have approved base salary increases for 2010 ranging in some cases from 10% to 50% over base salaries for 2009. Please provide enhanced disclosure regarding the elements of individual performance and corporate growth and performance during 2009 which led the compensation committee to award these increases.
RESPONSE TO COMMENT 21:
     The Company acknowledges the Staff’s comments and has revised its disclosure in the section entitled “Compensation Discussion and Analysis — Base Salaries”.
Cash Incentive Bonus, page 80
22. Your consolidated revenue target appears to be material and thus should be disclosed unless you have met the requirements of Instruction 4 to Item 402(b) of Regulation S-K. Please advise, or provide us with your analysis of the competitive harm which would result from disclosure of the target.
RESPONSE TO COMMENT 22:
     Instruction 4 to Item 402(b) of Regulation S-K provides that the registrants “are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” In addition, Question 3.04 of Division of Corporation Finance Guidance Regarding Item 402 of Regulation S-K cites certain case law establishing that certain information would be exempt from disclosure if (i) the information sought to be shielded would customarily not be released to the public and (ii) disclosure of such information would harm a specific interest that Congress sought to protect by enacting the exemption. The holding of National Parks & Conservation Ass’n v. Morton, 162 U.S. App. D.C. 223, 498 F.2d 765 (D.C. Cir. 1974), recognized that the need to safeguard persons submitting such data to the government from the competitive harms that might result from general publication is a protected interest. Furthermore, the National Parks case established that a commercial or financial matter is “confidential” if “disclosure of the information is likely ... to cause substantial harm to the competitive position of the person from whom the information is obtained.”

May 5, 2010
     The Company respectfully submits that its historical and current consolidated revenue targets are based on financial information that the Company neither has released to the public nor intends to release or otherwise disclose to the public in the future. The Company believes that its historical and current consolidated revenue targets are confidential and, if disclosed, would result in competitive harm to the Company within the meaning of Exemption 4 of the Freedom of Information Act and consistent with the applicable case law interpretations of competitive harm. The revenue targets are based on internal and strategic projections that would provide key indications of the Company’s past, current and future financial outlook. These targets provide insight into the Company’s internal baseline profitability forecasts and revenue growth that the Company’s competitors could use to compete more efficiently with the Company. To disclose the specific consolidated revenue targets would provide the Company’s competitors and vendors and other third parties with detailed information that is not currently publicly available. This information would provide these persons with unfair bargaining leverage afforded by a detailed insight into the Company’s strategic business goals and ability (or inability) to be flexible in achieving these goals, as well as an unfair insight into the expectations for management regarding the Company’s business.
     Additionally, the Company believes disclosing these revenue targets on a year-to-year basis will allow third-parties and investors to deduce what the Company believes to be its minimally acceptable year-over-year growth, which would further provide third-parties and investors with sufficient information to deduce future growth targets. Third parties could use this information to hire executive officers away from the Company which, as disclosed in the “Risk Factors” section of the prospectus, could harm the Company’s business, operating results and financial condition. Although the Company’s executive officers are subject to non-competition covenants, the Company believes that many of their skills are sufficiently portable such that a non-competing third-party would find their services of great value.
     Moreover, the Company believes that such information may be wrongly interpreted by an investor as “de facto” earnings guidance, and the Company has not yet determined whether it will be disclosing earnings guidance following completion of the contemplated offering.
     Consistent with People for the Ethical Treatment of Animals v. United States Department of Agriculture, 2005 WL 1241141 (Dist. D.C. 2005), where the release of financial information, including projections of income and other financial information, was determined to be likely to cause substantial competitive harm, the release of the Company’s historical and current consolidated revenue targets would provide the Company’s competitors, vendors and other third parties with the Company’s confidential projections which could be exploited by such parties to the Company’s detriment. The Company believes that its competitors would use any discrepancies between the target financial metrics to their advantage in sales pitches to current or potential customers of the Company by incorrectly correlating such discrepancies with evidence of the success or failure of the Company’s products to perform effectively or be accepted by the market. In addition, the Company notes that if its internal financial forecasts were made public and the Company failed to attain these forecasts for a particular year, that fact could be

May 5, 2010
used against the Company by its competitors and by its investors, whose unrealistic expectations were established by relying on financial targets that represented the internal goals of management and the board of directors. Accordingly, the Company believes that disclosure of these targets would result in competitive harm or injury to the Company.
     The Company believes that it has complied with Instruction 4 to Item 402(b) by revising the disclosure to provide that at the time the goals were established and based on historical performance, the Company believed that it was likely that each named executive officer would achieve the goals and receive the cash bonus.
23. Please enhance your disclosure as to the elements of company performance in 2009, each named executive officer’s individual contribution to this performance, and the satisfaction of personal performance objectives by each named executive officer that led the compensation committee to award bonuses in most cases approaching or exceeding 100% of target bonus amounts, despite the fact that the company did not achieve its revenue target.
RESPONSE TO COMMENT 23:
     The Company acknowledges the Staff’s comments and has revised its disclosure in the section entitled “Cash Incentive Bonus”.
Employee Compensation Risks, page 83
24. Please advise us of the basis for your conclusion that your compensation programs do not encourage excessive risk, and describe the process that you undertook to reach that conclusion.
RESPONSE TO COMMENT 24:
     The Company respectively advises the Staff that in anticipation of this offering the Company’s board of directors and its compensation committee conducted an extensive evaluation to consider whether its compensation programs and procedures, and the incentives that they create, present an excessive risk to the Company. Based on its review of several factors, the board of directors and the compensation committee concluded that the Company’s programs do not encourage significant risk and instead encourage behaviors believed to support sustainable value creation.
     The Company believes that the mix of base salary and short-term and long-term incentives in the Company’s compensation programs mitigates incentives for excessive risk taking by employees. The Company believes that its combination of fixed base salary and balance of both short-term and long-term compensation for both its executive officers and non-executive employees provides sufficient rewards in the short-term to motivate near-term performance, while at the same time providing significant incentives to keep its employees on longer-term corporate goals that further drive stockholder value.
     For most of the Company’s employees, base salary makes up a significant portion of their compensation, and when short-term bonuses are awarded, such bonuses are based on goals that are appropriately set and reviewed by the board of directors and

May 5, 2010
compensation committee to avoid targets, which if not achieved, would result in a large percentage loss of compensation. The Company believes that this minimizes excessive risk taking. The Company’s board of directors and compensation committee monitor employee and officer performance on a regular basis to adjust bonus goals and compensation decisions based on subjective considerations which minimize the influence of formulae or objective factors on excessive risk taking.
     In addition, the Company’s equity incentive plans are designed, in part, to mitigate excessive risk taking. Most of the equity incentive awards issued by the Company vest over four years with a one year cliff. The Company believes that this vesting schedule helps to align the interests of its officers and employees with long-term stockholder interests and supports employee retention.
     As such, the Company respectfully advises the Staff that it does not believe its compensation programs encourage excessive risk.
Certain Relationships and Related Persons Transactions
Investors’ Rights Agreement, page 95
25. Please disclose the names of the related persons who are parties to this agreement, as well as the entities with which they are affiliated. See Item 404(a)(1) of Regulation S-K.
RESPONSE TO COMMENT 25:
     The Company acknowledges the Staff’s comments and has revised its disclosure in the section entitled “Certain Relationships and Related Persons Transactions — Investors’ Rights Agreement” to comply with Item 404(a)(1) of Regulation S-K.
26. Please disclose the basis on which ETV Capital SA is a related person. See Item 404(a)(1) of Regulation S-K.
RESPONSE TO COMMENT 26:
     The Company acknowledges the Staff’s comments and has revised this disclosure to remove the reference to ETV Capital SA because they are not a related person for purposes of Item 404(a)(1) of Regulation S-K. The reference to ETV Capital SA was originally included in this description of the Investors’ Rights Agreement because ETV Capital SA holds certain registration rights. However, disclosure regarding these registration rights is also made in the section entitled “Description of Capital Stock — Registration Rights”, so the Company believes that the removal of the duplicative reference to ETV Capital SA in the section entitled “Certain Relationships and Related Persons Transactions — Investors’ Rights Agreement” will not decrease from the scope of the disclosures contained in the prospectus.
Principal and Selling Stockholders, page 97
27. Please update this table so that it discloses information as of the most recent practicable date. See Item 403 of Regulation S-K.

May 5, 2010
RESPONSE TO COMMENT 27:
     The Company acknowledges the Staff’s comments and has updated this table so that it reflects information as of March 31, 2010. The Company acknowledges that it intends to update this table in subsequent pre-effective amendments to provide information as of the most recent practicable date.
28. Please disclose any persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by Stiftelson Industrifonden. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Securities Exchange Act of 1934. Please also disclose the address of the beneficial owner(s) of these shares.
RESPONSE TO COMMENT 28:
     The Company acknowledges the Staff’s comments and has revised footnote (3) to the “Principal and Selling Stockholder” table to include the requested disclosure.
Underwriters, page 109
29. Please disclose the discounts and commission to be allowed or paid to dealers, or advise as to why you believe that this disclosure is not required. See Item 508(h) of Regulation S-K.
RESPONSE TO COMMENT 29:
     The Company acknowledges the Staff’s comments and has revised the prospectus to modify the language in the section entitled “Underwriters” to disclose the discounts and commission to be allowed or paid to dealers.
30. You do not appear to have included any disclosure regarding passive market making or penalty bids. Please confirm that neither the underwriters nor any selling group members will engage in these activities. See Item 508(k) and (l) of Regulation S-K.
RESPONSE TO COMMENT 30:
     The Company acknowledges the Staff’s comments and has revised the prospectus to modify the language in the section entitled “Underwriters” to include disclosure regarding passive market making and penalty bids.
31. We note your disclosure that, after the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. Please clarify this statement. If you are referring to sales of unsold allotments, or subsequent sales of securities purchased by the representatives in stabilizing and related transactions, so state.
RESPONSE TO COMMENT 31:
     The Company acknowledges the Staff’s comments and has revised the prospectus to modify the language in the section entitled “Underwriters” to clarify the disclosure

May 5, 2010
concerning the offering price and selling terms that may from time to time be varied by the representatives.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-6
32. Please tell us the nature of what is included in “non-cash interest expense” as reported in your adjustments to reconcile net income (loss) to net cash provided by operating activities. If it includes amortization of your debt discounts, please revise this caption to indicate as such.
RESPONSE TO COMMENT 32:
     The Company respectfully advises the Staff that non-cash interest expense as reported in its consolidated statement of cash flows includes (i) amortization of the debt discount in connection with the Company’s outstanding debt facility with Stiftelsen Industrifonden and (ii) interest accretion on the Stiftelsen Industrifonden debt facility which has been capitalized and added to the principal amount of the loan during the period prior to scheduled loan repayments on the facility. In response to the Staff’s comment, the Company has revised its caption in its Consolidated Statements of Cash Flows on page F-6 of Amendment No. 1 to clarify that the amortization of debt discount is included in this line item.
Note 2. Significant Accounting Policies
Revenue Recognition, page F-9
33. We note that vendor-specific objective evidence (“VSOE”) of maintenance services is based on “independent maintenance renewals.” If VSOE is based on the stated renewal rate approach (ASC 605-25-67), then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates as a percentage of the contractual license fees and revise your disclosure on page 36 to indicate if the annual maintenance renewal rate was based on customers renewing maintenance at the rates stated in the initial agreement Alternatively, if VSOE is based on the stand-alone sales approach (ASC 605-25-6), then provide the volume and range of stand-alone sales used to establish VSOE. Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.). If your analysis is based on a bell-shaped-curve approach, please tell us the percentage of stand-alone sales that fall within a narrow range of the median price.
RESPONSE TO COMMENT 33:
     The Company respectfully advises the Staff that its determination of VSOE for maintenance and services is based on a bell-shaped-curve calculation of the prices charged when the item is sold separately. Under this approach, a substantial majority of stand-alone maintenance (maintenance renewals) and professional services sales must fall within a relatively narrow range of the mean price for the population. As it relates to the

May 5, 2010
Company’s monitoring of stand-alone maintenance sales, the term “substantial majority” means approximately 80% or greater.
     The Company bases its calculation of maintenance VSOE on the rate charged for first-year maintenance renewals for a rolling 12-month period. This calculation only includes such renewals that were sold separately. The renewal percentage is calculated by taking maintenance renewal price as a percentage of the net license fee that was initially paid for the applicable license(s). The analysis was performed for each period presented for each of the Company’s geographic regions. For fiscal 2009, the Company analyzed a total of 2,515 transactions on a consolidated basis, of which 2,215, or 88%, fell within plus or minus 15% of the mean renewal percentage for the population. On an individual geographic region basis, the percentage of sales falling within the range of plus or minus 15% of the established VSOE of fair value ranged from 82% to 94%. The Company believes that the mean renewal percentage for the population is the most relevant metric to measure against and does not believe the utilization of the median renewal percentage would significantly alter its conclusion on maintenance VSOE. While the Company stratifies its sales by geography, the mean maintenance renewal percentage across the various geographies is also consistent, ranging from 19.4% to 21.1%. The Company does not stratify by customer type, purchasing volume or other pricing factors; however, it excludes from its analysis licenses that are sold on a subscription or royalty basis, i.e., license and maintenance bundled together as one combined fee paid on a monthly or annual basis.
     The Company bases its calculation of professional services VSOE on the rate charged per day on stand-alone professional services engagements for a rolling 12 month period, as this is the best indicator of the price charged when the item is sold separately. This analysis was performed for each period presented for each of the Company’s geographic regions. For fiscal 2009, the Company analyzed a total of 3,667 transactions on a consolidated basis, of which 3,344, or 91%, fell within plus or minus 15% of the mean daily rate charged for the population. On an individual geographic region basis, the percentage of sales falling within the range of plus or minus 15% ranged from 79% to 97%. The Company believes that the mean daily rate charged is the most relevant metric to measure against and does not believe that the utilization of the median daily rate would significantly alter its conclusion on professional services VSOE. The Company also stratifies its services offering based on the types of services offered. For example, the Company distinguishes between consulting services and training services when performing its professional services VSOE analysis. Furthermore, the Company distinguishes between its varying training services offered, e.g., on-site training as opposed to classroom training. The Company does not stratify by customer type, purchasing volume or other pricing factors.

May 5, 2010
34. Additionally, we note that VSOE of professional services is based on stand-alone sales of similes services. Please describe your analysis performed under ASC 605-25-6 in similar detail as we requested above for your maintenance services.
RESPONSE TO COMMENT 34:
     The Company respectfully advises the Staff to refer to its response to Question 33 where it has addressed this comment.
35. For each period presented, please tell us the amount of revenue and cost of revenue recognized from your OEM partners for each business model and where you classify revenue and cost of revenue for subscription and royalty based models. Also, please tell us if you provide maintenance services in arrangements with your OEMs.
RESPONSE TO COMMENT 35:
     The Company acknowledges the Staff’s comments and respectfully advises the Staff that the amounts invoiced under OEM arrangements for the fiscal years ended December 31, 2007, 2008 and 2009 are as follows:

	(in thousands)
	2007	2008	2009
License	$4,103	$5,507	$7,533
Maintenance	$2,423	$3,216	$3,900

	$6,526	$8,723	$11,433

     The Company’s OEM revenues comprise a mixture of perpetual, subscription and royalty based income. In accordance with the Company’s revenue recognition policy, perpetual license revenue is recognized upfront at the time of key delivery. Subscription revenues are based on a fixed price per user and are generally paid in arrears based upon the number of end customers using the product in the prior period, usually a quarter or month. However, in some cases, subscription revenues are paid in advance and recognized over the applicable period as agreed, generally one year. Royalty revenues are based upon a percentage of the cost of the end product in which QlikView is embedded to the customer and are normally reported monthly or quarterly for prior periods, and recognized when invoiced.
     For perpetual arrangements, maintenance revenue is recognized ratably over the period covered by the agreement, generally one year. For subscription and royalty arrangements, maintenance would be recognized in arrears consistent with the license revenues as stated above.
     In addition, the Company respectfully advises the Staff that the cost of OEM revenue is not separately tracked by the Company, but the Company believes that such cost is negligible.

May 5, 2010
Note 5. Fair Value Measurements, page F-16
36. Please provide us with the assumptions used to value the PCB, ETV, and Industrifonden warrants as described in your footnote disclosure on page F-17 and provide us with a summary calculation as to how the fair value of the warrants were derived at the initial valuation date and as of December 31, 2009. In your response, please provide us with your analysis as to how the fair value of underlying common stock was derived at each of these dates.
RESPONSE TO COMMENT 36:
     As disclosed in the footnote disclosure on page F-17, the Company has three separate warrant instruments: the PCB warrant, which is exercisable into shares of the Company’s common stock or payable in cash; and the ETV and Industrifonden warrants, which are exercisable into shares of the Company’s preferred stock. Each of these warrant instruments were recognized at their fair value at the time of their issuance and subsequently adjusted to fair value at each balance sheet date. Annex C describes the assumptions used to determine the fair value of the PCB, ETV and Industrifonden warrants as described in the footnote disclosure on page F-17, as well as provides summary calculations as to how the fair value of the warrants were derived at the initial valuation date and as of December 31, 2009.
     For purposes of the ETV and Industrifonden warrants, the fair value of the Company’s common stock was not an input in the initial or subsequent valuations until the 2009 valuations. For the original and subsequent PCB warrant valuation and the 2009 valuations of the ETV and Industrifonden warrants that incorporate the fair value of the underlying common stock as an input in the estimated fair value of the warrants, the Company utilized the methodology described within its critical accounting policies beginning on page 40 of the prospectus to value the Company’s common stock at the applicable date, and as such, the estimated fair value of common stock utilized as an input into the warrant valuations is consistent with the estimated fair value of common stock utilized for stock based compensation purposes.
37. In addition, please revise to provide a cross-reference to Note 8 in your description of the ETV and Industrifonden warrants.
RESPONSE TO COMMENT 37:
     The Company acknowledges the Staff’s comment and has added the footnote cross-reference to Note 8.
Note 10. Capital Structure, page F-23
38. Revise to disclose the issuance dates for your Series A and AA preferred shares.
RESPONSE TO COMMENT 38:
     The Company acknowledges the Staff’s comment and has revised its disclosure in Note 10, entitled “Capital Structure” to include the issuance date for the Series A and AA preferred shares.

May 5, 2010
Note 16. Subsequent event, page F-28
39. Pursuant to ASC 855-10-50-1, non-SEC filers should disclose (a) the date through which subsequent events has been evaluated and (b) if it is based on the date the financial statements were issued or were available to be issued. Accordingly, please revise your disclosures to provide this information, as we believe you are not considered an SEC Filer as defined in ASC 855-10-20 given that your registration statement is not yet effective.
RESPONSE TO COMMENT 39:
     The Company acknowledges the Staff’s comment and has revised its “Subsequent Event” disclosure to reflect the guidance in ASC 855-10-50-1.
40. Additionally, revise to disclose the estimated purchase price for your acquisition of the Syllogic Corporation.
RESPONSE TO COMMENT 40:
     The Company acknowledges the Staff’s comment and has revised its “Subsequent Event” disclosure to include the estimated purchase price for its acquisition of the Syllogic Corporation.
* * * * *

May 5, 2010
     Please do not hesitate to contact me at 781.795.3530 or my colleague, Keith Scherer, at 781.795.3507 if you have any questions or would like additional information regarding this matter.

Very truly yours, GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP
By:	/s/ Richard R. Hesp
Richard R. Hesp

cc:	Lars Björk William Sorenson Jay K. Hachigian

Annex A

Statement	Page(s) on which	Industry report	Page(s) on	Notes
	the statement		which
	appears in the		statement
	Registration		appears in
	Statement		the industry
report

Statement 1: “According to a 2009 Gartner, Inc. report, 28% of total potential users within organizations use business intelligence software.”	Pages 1 and 60	Report A: “Business Intelligence purchase Drivers and Adoption Rates, 2009 Survey Results” (Publication Date: September 4, 2009; Author: Bill Hostmann)	Pages 1 and 6
Statement 2: “According to a 2009 report, Gartner estimates that the cost of development for BI and data warehouse applications is about three to five times the cost of the software.”	Pages 2 and 60		Page 6

Statement 3: “According to a 2009 International Data Corporation (IDC) report, the business intelligence market is projected to grow to $8.6 billion by 2010.”	Pages 1, 3, 59 and 60
Report B: “Market Analysis: Worldwide Business Analytics Software 2009-2013 Forecast and 2008 Vendor Shares” (IDC #219383, Publication Date: August 2009; Authors: Dan Vesset, Mary Wardley and Brian McDonough)

Page 15

Statement 4: “According to a 2009 IDC survey, 44% of our customers deploy QlikView in less than one month and 77% of our customers deploy QlikView in less than three months.”	Pages 1, 37, 58 and 61	Report C: “White Paper: Time to Value and ROI From BI: The QlikView Customer Experience” (Publication Date: October 2009; Authors: Alys Woodward and Dan Vesset)	Page 6	This report was prepared for the Company.

Statement 7: “A 2009 IDC study found that QlikView users achieved an average of 186% return on investment, or ROI, on their QlikView projects as well as a 23% increase in cash flow, 20% decrease in operating costs and 34% increase in productivity.”

	Page 61		Page 1

Statement 5: “In addition to the business intelligence market, we also believe QlikView can be used to satisfy business users’ needs in adjacent markets, such as search and discovery software, which according to a 2009 IDC report is projected to grow to $2.4 billion in 2010.”

	Pages 3 and 61	Report D: “Market Analysis: Worldwide Search and Discovery Software 2009-2013 Forecast Update and 2008 Vendor Shares” (IDC #219883, Publication Date: September 2009; Author: Susan Feldman)	Page 15

A-1

Statement	Page(s) on which	Industry report	Page(s) on	Notes
	the statement		which
	appears in the		statement
	Registration		appears in
	Statement		the industry
report

Statement 6: “A 2009 report by IDC indicated that enterprise data volume has grown at a 52% compounded annual growth rate since 2005.”	Page 59	Report E: “Update: Hidden Costs of Information Work: A Progress Report” (IDC #217936, Publication Date: May 2009; Author: Susan Feldman) (collectively, the “Reports”)	Page 8	The 52% compounded annual growth rate is calculated using the growth of information volume from 30,000 petabytes in 2005 to 160,000 petabytes in 2009.

Statement 8: “QlikView has approximately 47% of the total cost of ownership of a “generic” business intelligence project, according to a 2009 IDC report.”	Page 61	Report F: “White Paper: The TCO of BI: The QlikView Customer Experience” (Publication Date: October 2009; Authors: Alys Woodward and Dan Vesset)	Page 1	This report was prepared for the Company.
Statement 9: “As a result, according to a 2009 IDC report, QlikView customers have reported spending 39% of the professional services costs required for traditional business intelligence solutions.”	Page 61		Page 1

A-2

Annex B

			Fair Market		Number of
	Type of equity		Value	Exercise	Options
Option Holder's title	instrument	Grant Date	per Share	Price	Granted	Reason for grant

Employee	Common stock option	3/30/2009	$1.65	$1.65	3,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	7,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	8,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	3,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	3,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	4,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	15,000	Relocation

Employee	Common stock option	3/30/2009	$1.65	$1.65	5,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	1,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	3,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	10,000	New employee

Named Executive Officer – Leslie Bonney – Executive Vice President of Global Field Operations	Common stock option	3/30/2009	$1.65	$1.65	200,000	Tenure grant and recognition of performance

Employee	Common stock option	3/30/2009	$1.65	$1.65	8,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	20,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	1,000	New employee

Named Executive Officer – Anthony Deighton – Senior Vice President, Products	Common stock option	3/30/2009	$1.65	$1.65	200,000	Tenure grant and recognition of performance

Employee	Common stock option	3/30/2009	$1.65	$1.65	12,000	Tenure grant and recognition of performance and promotion

Employee	Common stock option	3/30/2009	$1.65	$1.65	8,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	10,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	6,000	New employee

			Fair Market		Number of
	Type of equity		Value	Exercise	Options
Option Holder's title	instrument	Grant Date	per Share	Price	Granted	Reason for grant

Employee	Common stock option	3/30/2009	$1.65	$1.65	1,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	8,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	1,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	8,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	3,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	1,500	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	3,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	1,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	1,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	500	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	1,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	8,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	6,500	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	2,500	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	8,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	8,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	6,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	7,500	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	2,500	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	6,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	1,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	8,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	1,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	2,500	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	500	New employee

			Fair Market		Number of
	Type of equity		Value	Exercise	Options
Option Holder's title	instrument	Grant Date	per Share	Price	Granted	Reason for grant

Employee	Common stock option	3/30/2009	$1.65	$1.65	15,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	3,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	8,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	8,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	5,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	8,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	3,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	1,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	1,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	500	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	2,500	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	80,000	Promotion

Employee	Common stock option	3/30/2009	$1.65	$1.65	8,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	7,500	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	7,500	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	3,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	5,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	120,000	Promotion

Employee	Common stock option	3/30/2009	$1.65	$1.65	500	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	2,500	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	1,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	1,500	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	8,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	8,000	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	1,000	New employee

			Fair Market		Number of
	Type of equity		Value	Exercise	Options
Option Holder's title	instrument	Grant Date	per Share	Price	Granted	Reason for grant

Employee	Common stock option	3/30/2009	$1.65	$1.65	2,500	New employee

Employee	Common stock option	3/30/2009	$1.65	$1.65	4,000	New employee

Director — Paul Wahl	Common stock option	4/1/2009	$1.65	$1.65	50,000	Tenure grant

Employee	Common stock option	6/30/2009	$1.65	$1.65	246,202	Tenure grant and recognition of performance

Employee	Common stock option	6/30/2009	$1.65	$1.65	370,000	Tenure grant and recognition of performance

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	15,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	2,500	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	3,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	3,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	5,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	60,000	Promotion

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	3,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	7,500	New employee

			Fair Market		Number of
	Type of equity		Value	Exercise	Options
Option Holder's title	instrument	Grant Date	per Share	Price	Granted	Reason for grant

Employee	Common stock option	11/27/2009	$3.81	$3.81	3,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	3,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	60,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	6,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	60,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	3,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	5,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	5,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	3,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	3,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	5,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	1,800	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	5,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	3,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	1,250	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	1,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	35,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	3,000	New employee

			Fair Market		Number of
	Type of equity		Value	Exercise	Options
Option Holder's title	instrument	Grant Date	per Share	Price	Granted	Reason for grant

Employee	Common stock option	11/27/2009	$3.81	$3.81	7,500	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	2,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	3,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	32,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	3,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	5,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	40,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	5,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	5,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	32,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	5,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	10,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	11,500	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

			Fair Market		Number of
	Type of equity		Value	Exercise	Options
Option Holder's title	instrument	Grant Date	per Share	Price	Granted	Reason for grant

Employee	Common stock option	11/27/2009	$3.81	$3.81	5,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	5,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	8,000	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	373,002	New employee

Employee	Common stock option	11/27/2009	$3.81	$3.81	7,500	New employee

Syllogic individual	Shares of common stock	1/22/2010	$5.18	N/A	51,600	Shares issued in connection with acquisition of Syllogic Corporation

Syllogic individual	Shares of common stock	1/22/2010	$5.18	N/A	16,800	Shares issued in connection with acquisition of Syllogic Corporation

Syllogic individual	Shares of common stock	1/22/2010	$5.18	N/A	51,600	Shares issued in connection with acquisition of Syllogic Corporation

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	1,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	10,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

			Fair Market		Number of
	Type of equity		Value	Exercise	Options
Option Holder's title	instrument	Grant Date	per Share	Price	Granted	Reason for grant

Employee	Common stock option	3/9/2010	$5.18	$5.18	500	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	7,500	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	500	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Director — John Gavin, Jr.	Common stock option	3/9/2010	$5.18	$5.18	20,000	New Director for the Company’s Board

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	2,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	2,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	5,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	25,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	500	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

			Fair Market		Number of
	Type of equity		Value	Exercise	Options
Option Holder's title	instrument	Grant Date	per Share	Price	Granted	Reason for grant

Employee	Common stock option	3/9/2010	$5.18	$5.18	1,500	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	20,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	10,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	1,500	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	3,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	10,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

			Fair Market		Number of
	Type of equity		Value	Exercise	Options
Option Holder's title	instrument	Grant Date	per Share	Price	Granted	Reason for grant

Employee	Common stock option	3/9/2010	$5.18	$5.18	5,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	12,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	50,000	Tenure grant and recognition of performance

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	5,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	8,000	New employee

Employee	Common stock option	3/9/2010	$5.18	$5.18	15,000	New employee

Annex C

	Initial	Valuation Methodology	Key Assumptions- Initial	Key Assumptions-	Summary Calculation-	Summary Calculation-
	Valuation		Valuation Date	December 31, 2009	Initial Valuation Date	December 31, 2009
Date
PCB Warrants	January 1, 2008 (date of Issuance)	Probability weighted valuation approach which considers both a) the likelihood that an IPO is completed by February 1, 2010, and as such, there is no put feature on the warrants and b) the likelihood that an IPO will not be effective by February 1, 2010, at which time the put feature on the warrants is applicable. For scenario a), the Company utilized a Black Scholes approach, which estimates the fair value of common warrants assuming the put feature is not applicable, and for b) the Company used a probability based approach which incorporates the estimated level of gross sales of QlikTech Ibérica S.L. for 2009 and an estimated discount rate.	At January 1, 2008, the Company estimated a 20% likelihood of scenario a) occurring (IPO completed by February 1, 2010) and an 80% chance of scenario b) occurring (IPO not completed by February 1, 2010). To estimate the fair value of the warrants in scenario a), the Company used the Black Scholes model with the following inputs: fair value of Common Stock- $1.65 (based on the estimated fair value of common stock at that date), strike price- $1.65, volatility- 76%, risk free rate- 2.88%, expected dividend yield- 0%, expected term- 6 years. For the valuation of scenario b), the Company estimated a high, mid point and low end of sales forecasts for QlikTech Ibérica S.L. for 2009. The Company estimated 60%, 20% and 20% probabilities of being at the high, mid point and low end of the sales forecasts, respectively. The Company then weighted scenario a) and b), and discounted to the valuation date using an estimated discount rate of 10%.	At December 31, 2009, it was known with certainty that an IPO would not be effective by February 1, 2010, and therefore the Company valued the warrants based on the value of the put feature. In addition, the Company had the results of QlikTech Ibérica S.L. for 2009, and therefore it was able to conclude that the value of the put feature is based on the maximum value of the put as per the warrant contract (1.8 million Euro maximum). Accordingly, the value of the warrant as of December 31, 2009 is the 1.8 million Euro maximum, less the strike price of the warrants.	At the initial valuation date, the effective IPO by February 1, 2010 valuation scenario (scenario a) resulted in an estimated value of approximately $68K, prior to probability weighting or discounting. The no effective IPO scenario by February 1, 2010 (scenario b) resulted in an estimated value of $1.8 million, prior to probability weighting or discounting. The amounts were then probability weighted by 20% (scenario a) and 80% (scenario b), respectively, and discounted to January 1, 2008 using an estimated discount rate of 10%. The calculation results in an estimated fair value of $1.5 million as of the initial valuation date of January 1, 2008.	At December 31, 2009, the no effective IPO scenario by February 1, 2010 (scenario b) resulted in an estimated value of $2.4 million (1.8 million Euro translated to US dollars) which is based on the maximum value of the put feature. The valuation was based on amounts that were known with certainty as of December 31, 2009 (the actual level of sales of QlikTech Ibérica S.L. and the fact that an IPO would not be effective by February 1, 2010). The impact of discounting this value is immaterial as the put feature is available at the option of the holder beginning February 1, 2010.

C-1

	Initial	Valuation Methodology	Key Assumptions- Initial	Key Assumptions-	Summary	Summary Calculation-
	Valuation		Valuation Date	December 31, 2009	Calculation- Initial	December 31, 2009
	Date				Valuation Date
ETV Warrants	March 29, 2006 (date of issuance)	Black Scholes based option pricing models which consider the estimated fair value of the preferred stock warrants in an IPO and M&A scenario. In an IPO scenario, the warrants are valued assuming they are common stock warrants, as the preferred stock warrants automatically convert to common stock warrants upon an IPO. For the M&A scenario, a complex option pricing model calculates the proceeds that would be due to the warrant holders based on the estimated enterprise value for the M&A transaction which includes the liquidation preference earned in this scenario.	On March 29, 2006, the Company estimated that a M&A scenario was the only viable exit for the Company at that time. Accordingly, the Company valued the warrants using a Black Scholes Model with preferred stock inputs which is materially consistent with the complex option pricing model used during 2007 and forward. The Black Scholes model with preferred stock inputs utilized the following significant assumptions: estimated fair value of preferred stock- $0.6298, strike price- $0.6298, expected term of 6 years, volatility of 65%, a risk free rate of 4.62% and expected dividend yield of 0.00%.	At December 31, 2009, the Company estimated a 50% likelihood of an IPO scenario and a 50% likelihood of a M&A scenario, consistent with its methodology for the valuation of common stock. For the IPO scenario, the Black Scholes calculations included the following assumptions: fair value of common stock of $5.18 (from the common stock valuation at that date), strike price of $0.6298, expected term of 5.5 years, risk free rate of 3.00%, volatility of 50% and dividend yield of 0.0%. For the M&A scenario, the Company ran a complex option pricing model to allocate the estimated weighted average enterprise value to the various securities outstanding, including the preferred stock warrants. The Black Scholes based option pricing model included the following significant assumptions:	The Black Scholes calculation with the inputs described at left in the “Key Assumptions- Initial Valuation Date” column resulted in an estimated fair value of $0.1 million for the warrants as of the initial valuation date.	As of December 31, 2009, the Black Scholes calculation with the inputs described in the “Key Assumptions- December 31, 2009” column resulted in an estimated value of $1.2 million in the IPO scenario. The valuation of the warrants in the M&A scenario calculated via the complex option pricing model as described in the “Key Assumptions- December 31, 2009” column resulted in an estimated fair value of $1.5 million. These amounts were then probability weighted by 50% for each scenario to arrive at the estimated fair value of $1.4 million.
expected term until liquidity event- 1.7 years, risk free rate of 0.97%, volatility of 65% and a dividend yield of 0.0%.

C-2

	Initial	Valuation Methodology	Key Assumptions- Initial	Key Assumptions-	Summary	Summary Calculation-
	Valuation		Valuation Date	December 31, 2009	Calculation- Initial	December 31, 2009
	Date				Valuation Date
Industrifonden	June 15, 2008 (date of issuance)	Black Scholes based option pricing models which consider the estimated fair value of the preferred stock warrants in an IPO and M&A scenario. In an IPO scenario, the warrants are valued assuming they are common stock warrants, as the preferred stock warrants automatically convert to common stock warrants upon an IPO. For the M&A scenario, a complex option pricing model calculates the proceeds that would be due to the warrant holders based on the estimated enterprise value for the M&A transaction which includes the liquidation preference earned in this scenario.	On June 15, 2008, the Company estimated that a M&A scenario was the only viable exit for the Company at that time given the condition of the United States financial markets. Accordingly, the Company valued the warrants using a complex option pricing model to allocate the estimated weighted average enterprise value to the various securities outstanding, including the preferred stock warrants. The Black Scholes based option pricing model included the following significant assumptions: expected term until liquidity event- 3.3 years, risk free rate of 2.37%, volatility of 41% and a dividend yield of 0.0%.	At December 31, 2009, the Company estimated a 50% likelihood of an IPO scenario and a 50% likelihood of a M&A scenario, consistent with its methodology for the valuation of common stock. For the IPO scenario, the Black Scholes calculations included the following assumptions: fair value of common stock of $5.18 (from the common stock valuation at that date), strike price of $2.31, expected term of 5.5 years, risk free rate of 3.00%, volatility of 50% and dividend yield of 0.0%. For the M&A scenario, the Company ran a complex option pricing model to allocate the estimated weighted average enterprise value to the various securities outstanding, including the preferred stock warrants. The Black Scholes based option pricing model included the following significant assumptions:	The valuation of the warrants in the M&A scenario calculated via the complex option valuation model as described in the “Key Assumptions- Initial Valuation Date” column resulted in an estimated fair value of $0.2 million.	As of December 31, 2009, the Black Scholes calculation with the inputs described in the “Key Assumptions- December 31, 2009” column resulted in an estimated value of $0.8 million in the IPO scenario. The valuation of the warrants in the M&A scenario calculated via the complex option pricing model as described in the “Key Assumptions- December 31, 2009” column resulted in an estimated fair value of $1.0 million. These amounts were then probability weighted by 50% for each scenario to arrive at the estimated fair value of $0.8 million.
expected term until liquidity event- 1.7 years, risk free rate of 0.97%, volatility of 65% and a dividend yield of 0.0%.

C-3